UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-KSB
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2002
or
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________
Commission File Number 000-25561
BEDFORD HOLDINGS, INC.
(Exact name of Registrant as specified in its Charter)
New Jersey	13-3901466
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
148 Central Avenue, Old Tappan, NJ	07675
(Address of principal executive offices)	(Zip Code)

(201) 750-7730
(Registrant's telephone number, including area code)
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934:
None
SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934:
Common Stock, no par value
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. YES |X| NO |_|
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES |X| NO |_|

The aggregate market value of the voting stock held by non-affiliates of the Registrant at April 14, 2003 was approximately $139,615.
The number of shares of Registrant's Common Stock outstanding on April 14, 2003 was 20,094,350.
Revenue for the most recent fiscal year was $0.
Item 1. Description of Business

The Company was originally established to act as a holding company for Allen & Pierce Securities, Inc., a securities broker and commodities merchant. It has since its inception pursued a variety of options in seeking to expand its business, including both efforts toward internal expansion and pursuing acquisitions in the financial services sector.

Following the withdrawal by Allen & Pierce Securities, Inc. from membership in the National Futures Association and the National Association of Securities Dealers, Inc. at the beginning of 2002, the Company curtailed its operations substantially and relocated its facilities to a smaller office in New Jersey. It has no present business operations and is actively pursuing the possibility of a merger with one or more other business entities.

The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry.  The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment.  There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders.

COMPETITION

The Company expects to encounter substantial competition in its efforts to acquire a business opportunity.  The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

EMPLOYEES

At December 31, 2002, the Company had 3 employees.

Item 2. Description of Property

The Company's operations are located in a 1,300 square foot leased facility in Old Tappan, New Jersey. The term of the lease is 5 years and current monthly rental is approximately $2,000. The Company has no special requirements beyond ordinary commercial office space, and management believes that this facility will be adequate for its purposes for the foreseeable future.

Item 3. Legal Proceedings

The Company is not a party to any pending legal proceedings. However, in connection with earlier litigation with holders of certain of the Company's promissory notes, the Company executed a confession of judgment in the amount of approximately $150,000 which could be entered upon the Company's failure to make installment payments required by the settlement. As of March 30, 2003, the Company was delinquent in making the required payments. The holder of the confession of judgment has indicated that he has no immediate intend to enter the judgment pending the Company's efforts to find a merger partner, but there cannot be any assurance that he will not do so.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the last  quarter of the period covered by this report.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock is quoted under the symbol “BFHI” on the NASDAQ Electronic Bulletin Board. The following table sets forth the high and low bid prices for shares of the Company Common Stock for the periods noted, as reported by the NASD. NASDAQ Bulletin Board. Quotations reflect inter dcaler prices, without retail markup, mark down or commission and may not represent actual transactions.

		BID PRICES
YEAR	PERIOD	HIGH	LOW
2001	First Quarter	$0.25	$0.10
	Second Quarter	$0.25	$0.10
	Third Quarter	$0.33	$0.08
	Fourth Quarter	$0.25	$0.10
2002	First Quarter	$0.12	$0.10
	Second Quarter	$0.10	$0.07
	Third Quarter	$0.45	$0.07
	Fourth Quarter	$0.45	$0.20

As of April 11, 2003 the reported bid price for the Company’s common stock was $0.07 per share.

SHAREHOLDERS

As of December 31, 2003, the Company had 20,094,500 shares of Common Stock outstanding held by 13 shareholders of record.

DIVIDENDS

The Company has not paid cash dividends on its Common Stock in the past and does not anticipate doing so in the foreseeable future.

Item 6. Managemen2t's Discussion and Analysis of Financial Condition and  Results of Operations

This Annual Report on Form 10-KSB contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Such statements are only predictions and the actual events or results may differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below as well as those discussed in other filings made by the Company with the Securities and Exchange Commission, including the Company's Registration Statement on Form 10SB, Registration No. 000-25561.

The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

Overview

The Company was originally established to act as a holding company for Allen & Pierce Securities, Inc., a securities broker and commodities merchant. It has since its inception pursued a variety of options in seeking to expand its business, including both efforts toward internal expansion and pursuing acquisitions in the financial services sector.
Following the withdrawal by Allen & Pierce Securities, Inc. from membership in the National Futures Association and the National Association of Securities Dealers, Inc. at the beginning of 2002, the Company curtailed its operations substantially and relocated its facilities to a smaller office in New Jersey and is actively pursuing the possibility of a merger with one or more other business entities.

The most significant parts of the accompanying financial statements used in footnote 11. During the fiscal year the Company completed arrangements for restructuring its short-term debt so that upon completion of a merger satisfactory to the debt holders the holders will exchange their debt for common stock.  These arrangements complete the Company's restructuring of its debt and should remove the major obstacle to completing a merger. Management has not yet located a suitable merger candidate, and we cannot give any assurance that we will be able to locate a satisfactory candidate or that we can negotiate terms that will be satisfactory to the debt holders. However, with the understanding reached with holders of the short-term debt management is cautiously optimistic about its chances of completing a merger.

Results Of Operations

The Company's entire income for the fiscal year ended December 31, 2002 consisted of an extraordinary item representing gain on restructuring of debt.  There was no income for the fiscal year ended December 31, 2001.

Depreciation expenses for the quarter ended December 31, 2002 were $1,816 compared to $3,420 for the corresponding period of the prior year. In view of the small amount of these expenses, management does not regard the difference between the two years as material. Interest expense was reduced to $120,422 from $150,013 for the  prior year as a  result of  eliminating interest payable on outstanding short term notes through the debt restructurering described above. General and administrative expense decreased from $127,819 for the fiscal year ended December 31, 2001 to $114,383 for the fiscal year ended December 31, 2002 primarily as a result of lower expenses incurred in discussions with a possible merger candidate and in completing the debt restructuring.

Liquidity and Capital Resources

Total assets as of December 31, 2002 were $13,440, compared to $61,275 as of December 31, 2001. Of the total, only $7,815 represents current assets, whereas total current liabilities were $1,093,489. .. Nearly all of the current liabilities consist of indebtedness payable on demand, but subject to the agreements of holders of that indebtedness to accept common stock for their debt upon completion of a merger. Although the agreements relating to restructuring the debt do not explicitly provide for any deferral of that debt, the unwritten understanding with those holders is that the Company will have a reasonable time to complete a merger and that during that time the holders will not seek to collect on that debt. The Company also has approximately $213,720 in long-term debt that will mature in 2004.

Item 7. Financial Statements

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A

MONMOUTH BEACH, NJ. 07750

Phone: (732) 229-7723

Independent Auditor’s Report

The Shareholders
Bedford Holdings Inc.

We have audited the accompanying balance sheets of Bedford Holdings Inc. as of December 31, 2002 and December 31, 2001 and the related statements of operations and changes in shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedford Holdings Inc. as of December 31, 2002 and December 31, 2001 the results of operations, changes in shareholders’ equity and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

As more fully discussed in Note 6 to the consolidated financial statements, there are significant matters concerning the Company that raise substantial doubt as to the ability of the Company to continue as a going concern. Management’s plans with regard to these matters are also described in Note 8 to the consolidated financial statements. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts and classifications of recorded liabilities that might be necessary in the event that the Company cannot continue in existence.

/s/ Donahue Associates LLC

Monmouth Beach, New Jersey
April 10, 2003

Bedford Holdings Inc.
Balance Sheet
As of December 31, 2002 and December 31, 2001

	12/31/02	12/31/01
ASSETS

Current assets:
Cash	$ 7,815	$ 51,525

Total Current Assets	7,815	51,525

Other assets:
Fixed assets (net of accumulated depreciation of $3,982)	0	5,539
Advance to shareholder	0	911
Investment in stock (at cost)	0	3,300
Security deposit	5,625	0

Total Assets	$ 13,440	$ 61,275

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities:
Short term notes & advances payable	$1,037,198	$1,428,027
Accrued expenses	56,291	33,893

Total Current Liabilities	1,093,489	1,461,920

Long term notes payable	213,720	100,000

Shareholders' Equity:
Common stock, $.001 par value; authorized
40,000,000 shares, issued, and outstanding
20,094,500 at December 31, 2002	20,094	21,263
Additional paid in capital	1,065,787	1,044,468
Treasury stock, 6,500 shares at cost	(6,500)	(6,500)
Retained deficit	(2,373,150)	(2,559,876)
Total shareholders' deficit	(1,293,769)	(1,500,645)

Total Liabilities & Shareholders' Equity	$ 13,440	$ 61,275

See the notes to the financial statements.

Bedford Holdings Inc.
Statement of Operations
For the Years Ended December 31, 2002 and December 31, 2002

	12/31/02	12/31/01

Gross Revenues	$0	$0
Less cost of revenues	0	0

Gross profit on revenues	0	0

General and administrative expenses:
Administrative expenses	114,383	127,819
Depreciation expense	1,816	3,420

Total general and administrative expenses	116,199	131,239

Loss from operations	(116,199)	(131,239)

Other Income (expenses):
Interest expense	(120,422)	(150,013)
Franchise fees	0	30,947
Rental income	13,270	36,360

Net loss before income tax provision	(223,351)	(213,945)

Provision for income tax	0	0

Net loss before extraordinary item	(223,351)	(213,945)

Extraordinary items:
Gain on restructuring of debt, net of tax effect	410,077	0

Net Income (Loss)	$ 186,726	( $213,945)

Loss per common share:
Basic & fully diluted:
Net loss from operations	($0.01)	($0.01)
Extraordinary item	0.02	0.00
Net loss per share	$0.01	($0.01)

Weighted average of common shares:
Basic & fully diluted	19,831,081	21,263,500

See the notes to the financial statements.

Bedford Holdings Inc.
Statement of Cash Flows
For the Years Ended December 31, 2002 and December 31, 2001

	12/31/02	12/31/01
Operating Activities:
Net income (loss)	$186,726	($213,945)
Adjustments to reconcile net income items
not requiring the use of cash:
Depreciation	1,816	3,420
Amortization of deferred revenues	0	(32,013)
Impairment charge	11,291	11,680
Gain on restructuring of short term debt, net of tax effect	(410,077)	0

Changes in other operating assets and liabilities:
Deposits with broker	0	193
Security deposit	(5,625)	10,000
Accrued expenses & accounts payable	22,398	167,935
Net cash used by operations	(193,471)	(52,730)

Investing activities:
Purchase of equipment	(4,268)	0
Net cash used by investing activities	(4,268)	0

Financing Activities:
Proceeds of short term notes	186,118	50,000
Payment of long term notes	(33,000)	0
Advance paid by shareholder	911	(911)
Net cash provided by financing activities	154,029	49,089

Net decrease in cash during period	(43,710)	(3,641)

Cash balance at beginning of fiscal year	51,525	55,166

Cash balance at end of fiscal year	$ 7,815	$ 51,525

Supplemental disclosures of cash flow information:
Interest paid during the fiscal year	$0	$0
Income taxes paid during the fiscal year	$0	$0

See the notes to the financial statements.

Bedford Holdings Inc.
Consolidated Statement of Shareholders’ Equity
From January 1, 2001 to December 31, 2002

	Common	Common	Paid in	Treasury	Retained
	Shares	Amount	Capital	Stock	Deficit	Total

Balance at January 1, 2001	21,263,500	$21,263	$1,044,468	($6,500)	($2,345,931)	($1,286,700)

Net loss for fiscal year 2001					(213,945)	(213,945)

Balance at December 31, 2001	21,263,500	21,263	1,044,468	(6,500)	(2,559,876)	(1,500,645)

Shares returned to treasury	(1,410,000)	(1,410)	1,410			0

Debt converted to stock	241,000	241	19,909			20,150

Net income for fiscal year 2002					186,726	186,726

Balance at December 31, 2002	20,094,500	$20,094	$1,065,787	($6,500)	($2,373,150)	($1,293,769)

See the notes to the financial statements.

Bedford Holdings Inc.
Notes to the Financial Statements
From January 1, 2001 to December 31, 2002

Note 1. Organization of the Company

Bedford Holdings, Inc. (the Company) is a New Jersey State Corporation formed in July 1996. The Company had no business during fiscal year 2002.

Note 2. Summary of Significant Accounting Principles

Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Long Lived Assets: The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Treasury Stock. The Company uses the cost method to account for treasury stock. During 1997 and 1998, the Company purchased 6,500 shares of its common stock for $6,500.

Income taxes- The Company accounts for income taxes in accordance with the Statement of Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

Recent accounting pronouncements- In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit of Disposal Activities”(SFAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. Under SFAS 146 companies will recognize a cost associated with an exit or disposal activity when a liability has been incurred. SFAS 146 also introduces discounting the liability associated with the exit or disposal activity for the time between the cost being incurred and when the liability is ultimately settled. Management has concluded that the adoption of SFAS 146 would not have had a material impact on the Company's fiscal 2002 financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”(SFAS 146). The statement provides guidance on the accounting for the acquisition of a financial institution where the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired represents goodwill. Management has concluded that the adoption of SFAS 147 would not have had a material impact on the Company's fiscal 2002 financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”(SFAS 148). The statement provides alternative methods of transition for a change to a fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. Management has concluded that the adoption of SFAS 148 would not have had a material impact on the Company's fiscal 2002 financial position or results of operations.

Note 3. Fair Value of Financial Instruments

The value of cash, accrued expenses, advances and short-term notes payable and long-term notes payables are estimated to approximate fair market value at December 31, 2002.

Note 4. Impairment Charge

At December 31, 2002, the Company charged $11,291 to its operations as an impairment charge.

Note 5. Earnings per Share

The Company applies SFAS No. 128, Earnings per Share. In accordance with SFAS No. 128, basic net income per share has been computed based upon the weighted average of common shares outstanding during the year. All net income reported in the financial statements is available to common stockholders. The Company has no other financial instruments outstanding that are convertible into common shares at December 31, 2002 however, the Company is contingently obligated to issue an additional 897,000 upon the successful merger of the Company. See Note 9 for further discussion.

Note 6. Going Concern

The accompanying financial statements have been presented in accordance with generally accepted accounting principals, which assumes the continuity of the Company as a going concern. However, during the twelve months ending December 31, 2002 and in the prior several fiscal years, the Company has experienced, and continues to experience, certain going concern and liquidity problems. The Company has incurred net losses of approximately $2,373,000 since its inception and has no business operations. This condition raises substantial doubt to the ability of the Company to continue as a going concern.

Management’s plans with regard to this matter is as follows:

The Company’s plan is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Management does not intend to restrict the search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources.

The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

Note 7. Debt

The Company is indebted to various individuals at December 31, 2002 as detailed by the following table. The loans are unsecured.

		Interest	Due	Maturing	Maturing	Maturing
Creditor	Face	Rate	on Demand	2003	2004	2005

Creditor 1	$897,478	0.00%	$897,478
Creditor 2	$8,500	10.00%			$8,500
Creditor 3	$10,000	10.00%			$10,000
Creditor 4	$50,000	20.00%	$50,000
Creditor 5	$105,500	10.00%				$105,500
Creditor 6	$179,440	9.00%		$ 89,720	$ 89,720

	Totals		$947,478	$ 89,720	$ 108,220	$105,500

Note 8. Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of notes payable discussed in Note 7. The notes are unsecured and carry interest rates ranging from 9% to 20%. A withdrawal of support from the creditors of the Company could have a material adverse effect on the financial condition of the Company.

Note 9. Commitments and Contingencies

The Company is committed to a non-cancelable operating lease for office space in Old Tappan, New Jersey. Future minimum lease payments required under this lease are as follows:

Minimum

Lease
Year
Payments

2003	$23,163
2004	23,858
2005	24,576
2006	25,307
2007	2,114

Total	$99,018

Rent expense for fiscal year 2002 $21,600 and $55,130 in fiscal year 2001.

In September 2002, the Company entered into an agreement with a creditor that obligates the Company to exchange 897,000 shares of common stock in return for an advance of $897,478 in the event the Company is successful in its plans for merger with a company acceptable to the creditor.

Note 10. Income taxes

Provision for income taxes is comprised of the following:	12/31/02	12/31/01

Net loss before provision for income taxes	($223,351)	($213,945)

Current tax expense:

Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:

Federal loss carry-forward	(164,730)	(408,602)
Allowance for recoverability	164,730	408,602
Provision for income taxes	$ 0	$ 0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less timing differences	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Federal loss carry-forward	$164,730	$408,602
Allowance for recoverability	(164,730)	(408,602)
Deferred tax benefit	$ 0	$ 0

Net operating loss carry-forward tax benefits expire in fiscal years 2021 and 2022 and may not be transferable to other tax paying entities under current IRS statutes.

Note 11. Gain on Restructuring of Debt

During fiscal year 2002, the Company, through negotiation with its creditor, restructured some of its debt. The Company issued 241,000 shares of its common stock to retire $409,246 of loans plus interest. In addition, the Company restructured $1,028,248 of debt at 20% to $897,748 of debt at no interest by promising to issue the creditor 897,000 shares of common stock upon the successful merger of the Company subject to the approval of the creditor. See Note 9 for further discussion. In addition, through a court ordered settlement in July 2002, $82,602 of debt at 20% was restructured to $212,440 of debt at 9% interest due in fiscal 2003 and fiscal 2004. As a result of these transactions, the Company has recognized a gain on its restructuring of debt of $410,077, net of tax effect.

Note 12. Related Party Transaction

During fiscal year 2002, parties related to the president advanced the Company $18,500. Interest has been imputed at the company’s cost of capital, or 10%. Interest expense that was charged to the statement of operations during fiscal year 2002 as a result of related party advances was $1,519.

Note 13. Subsequent Events

In January 2003, the Company defaulted on a payment of $44,860 towards the loan restructured by a court ordered settlement discussed in Note 11. The parties agreed to extend the due date of the payment to May 2003.

Note 14. Franchise Fee Revenues

In February 2000, the Company entered into an agreement with an individual that allowed the opening of branch offices using the name of the Company’s then subsidiary, Allen & Pierce Securities Inc., for the purpose executing brokerage transactions. The fees received upon the execution of the agreement were amortized to deferred fee revenues over the term of the agreement. The agreement expired in February 2001. No branch offices were opened as a result of the agreement. Allen & Pierce Securities Inc. was closed in January 2001.

Note 15. Fixed Assets

A summary of fixed assets at is as follows:

	31-Dec-01	31-Dec-01

Furniture and equipment	$0	$7,705
Accumulated depreciation	(0)	(2,166)

Net fixed Assets	$0	$5,539

The Company recognized an impairment charge of $10,680 in fiscal year 2001 in the statement of operations. The amount recognizes the book value of the lease improvement made to its old office space in Orangeburg, New York. The impairment charge was recognized as a result of the Company’s decision to move its office space to Old Tappan, New Jersey. In December 31, 2002, management charged the statement of operations $11,291 for impairments for the leasehold improvements made to the new office space in Old Tappan, New Jersey. Management concluded that these assets would not be recoverable based upon the estimated future cash flows that may be provided by such assets.

Item 8.  Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 9.   Directors and Executive Officers of the Registrant; Compliance With Section 16(a) of the Exchange Act

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms and until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.

Name	Age	Positions	Date became director or executive officer
Leon Zapoll	51	President and Director	July 1996
Robert Samila	60	Chief Financial Officer, Secretary Treasurer and Director	July 1996

There are no family relationships between any of the directors and executive officers. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

Leon Zapoll. Mr. Zapoll has been the President of the Company since its organization in 1996, and Vice President of Allen & Pierce Securities, its predecessor, since 1989. He is licensed by the Commodities Futures Trading Corporation as a commodities principal and an associated person.

Robert Samila. Mr. Samila has been the Chief Financial Officer of the Company and President of Allen & Pierce Securities, its predecessor, since 1989. He became an officer and director of the Company upon its organization as a holding company in 1996. Prior to that time he was employed in various capacities by a number of firms in the securities industry, and as an examiner for the National Association of Securities Dealers, Inc. He is qualified as a general securities principal, financial operations principal, registered options principal, and municipal bond principal, and is licensed by the Commodities Futures Trading Corporation as a supervising sole principal, associated person and commodities principal. He is registered as a Branch Manager with the New York Stock Exchange and was in the past an Allied Member of the American Stock Exchange. He is currently licensed as a salesperson in the state of New York and as in the past been licensed in a number of other states. He holds a bachelor’s degree in Business Administration from Seton Hall University.

Item 10. Executive Compensation

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior three (3) fiscal years. No bonuses or stock options were granted and no additional compensation was paid or deferred.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Awards	Securities Under-lying Options/ SARs
Leon Zapoll, President	2002	0	0	0	0	0
	2001	0	0	0	0	0
	2000	0	0	0	0	0
Robert Samila Chief Financial Officer, Treasurer and Secretary	2002	0	0	0	0	0
	2001	$18,720	0	0	0	0
	2000	$22,100	0	0	0	0

COMPENSATION OF DIRECTORS

No Director receives or has received any compensation from the Company for service as a member of the Board of Directors.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of December 31, 2002, certain information with respect to the Company's equity securities believed by the Company to be owned of record or beneficially by (i) each Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Title of Class	Name and Address of Beneficial Owner	Number of Shares	% of Class
Common Stock	Leon Zapoll 36 Wescott St. Old Tappan, NJ 07675	18,200,000	85.6%
All officers and directors as a group		18,200,000	85.6%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. The securities listed above are held by Mr. Zapoll's wife, who has sole investment and voting power with respect to such shares. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Item 12. Certain Relationships and Related Transactions

Not applicable

Item 13. Exhibits and Reports on Form 8K

The Company has not filed any reports on Form 8-K during the last quarter of the period covered by this report.

Item 14. Disclosure Controls and Procedures

Based upon an evaluation performed within 90 days of this report, our CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information relating to our company is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

In accord with SEC requirements, the CEO and CFO note that, since the date of his evaluation to the date of this Annual Report, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEDFORD HOLDINGS, INC.
(Registrant)

By:
/s/ Leon Zapoll_____________
Leon Zapoll, President
Dated April 14, 2003

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Leon Zapoll Leon Zapoll	Chairman of the Board, Treasurer and Director	April 14, 2003
/s/ Robert Samila Robert Samila	Director, Chief Financial Officer	April 14, 2003

Each of the undersigned certifies that as to the above report:

1. He has reviewed the report;

2. Based on his knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report;

3. Based on his knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report;

4. He and the other certifying officers:

(a) are responsible for establishing and maintaining "disclosure controls and procedures" for the issuer;

(b) have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which the periodic report is being prepared;

(c) have evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of the report; and

(d) have presented in the report their conclusions about the effectiveness of the disclosure controls and procedures based on the required evaluation as of that date;

5. He and the other certifying officers have disclosed to the issuer's auditors and to the audit committee of the board of directors:

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer's ability to record, process, summarize and report financial data and have identified for the issuer's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6. He and the other certifying officers have indicated in the report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

In stating that the above matters are true "based on his knowledge," the undersigned does not mean that he knows such matters to be true, but means that after reasonable inquiry he does not know of any facts which indicate to him that such matters are not true.

/s/ Leon Zapoll
Leon Zapoll
President and Chief Executive Officer

/s/ Robert Samilla
Robert Samilla
Principal Financial Officer